UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number  001-32496

CUSIP Number  137801106

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cano Petroleum, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

6500 North Belt Line Road, Suite 200
Address of Principal Executive Office (Street and Number)

Irving, Texas 75063
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cano Petroleum, Inc. (the “Company”) could not file its annual report on Form 10-K within the prescribed time period, because the Company requires additional time to prepare and review it.  The delay could not be eliminated without unreasonable effort or expense.  In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, the Company anticipates filing its annual report on Form 10-K no later than fifteen calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John H. Homier	(214)	687-0030
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Attachment A.

ATTACHMENT A

Cano Petroleum, Inc. (“Cano”) anticipates, on an unaudited basis, to incur a loss from continuing operations before income taxes of approximately $204.4 million for the year ended June 30, 2011 compared to a loss from continuing operations before income taxes of $20.1 million for the year ended June 30, 2010.  The significant change results primarily from an impairment of estimated proved reserves of approximately $172.4 million, which the Company anticipates recording upon the completion of its review of the financial statements.

Proved Undeveloped Reserves and Proved Developed Non-Producing Reserves

The Company anticipates reporting that as of June 30, 2011, it does not have reportable estimated proved undeveloped reserves or estimated proved developed non-producing reserves.  This is a decrease of approximately 34.2 million barrels of oil equivalent from the estimated proved undeveloped reserves and a decrease of approximately 2.2 million barrels of oil equivalent from estimated proved developed non-producing reserves reported by the Company as of June 30, 2010.

These decreases primarily are the result of the application of the requirements of the SEC’s amended Rule 4-10 of Regulation S-X.   Among other things, guidance for Rule 4-10 of Regulation S-X for the reporting of estimated proved undeveloped reserves requires that a company must have adopted a development plan and have made a final investment decision for the development of such reserves.  The mere intent to develop is not sufficient for reporting estimated proved undeveloped reserves.  For all reserves, Rule 4-10 of Regulation S-X requires that there must exist, or there must be a reasonable expectation that there will exist, the financing required to implement the development projects.  Due to the Company’s current financial constraints, including continued losses, defaults under its loan agreements, no available borrowing capacity, constrained cash flow, negative working capital, and limited to no other capital availability, the Company does not have a reasonable expectation that it can obtain the financing required to implement these projects within a reasonable time, even though the Company believes these projects, in and of themselves, remain technically feasible and economically attractive.  Therefore, the Company anticipates recording the aforementioned impairment to its reserves.

Proved Developed Producing Reserves

The Company expects to report estimated proved developed producing reserves as of June 30, 2011 of approximately 4.2 million barrels of oil equivalent, a decrease of approximately 1.8 million barrels of oil equivalent from the 6.0 million barrels of oil equivalent reported by the Company as of June 30, 2010.  This anticipated reduction primarily results from production of approximately 0.4 million barrels of oil equivalent for the year ended June 30, 2011 and an estimated reserve reduction of approximately 1.4 million barrels of oil equivalent due to reserve revisions that the Company believes will be principally the result of lower rates of production performance than previously forecast in the Company’s reserve report dated June 30, 2010.

Summary Results of Operations

The following table summarizes the Company’s current estimates of key items of comparison and their related increase (decrease) for the fiscal years ended June 30, 2011 and 2010.

	Years Ended June 30,		Increase
	2011	2010	(Decrease)
	(unaudited)
Oil and gas sales	$26,127	$22,849	$3,278
Production expenses:
Lease operating	12,540	20,744	(8,204)
Taxes other than income	2,277	1,856	421
General and administrative:
General and administrative	7,112	10,775	(3,663)
Stock-based compensation	(579)	1,043	(1,622)
Depletion & Depreciation	20,354	4,978	15,376
Accretion	338	287	51
Impairment	172,385	283	172,102
Interest expense (income) and other	16,066	2,941	13,125
Income (loss) from Continuing Operations	(204,366)	(20,058)	(184,308)
Deferred tax benefit	74,382	6,462	67,920
Income from discontinued operations	0	2,057	(2,057)
Preferred stock dividend	(3,145)	(1,829)	(1,316)
Net income (loss)	$(133,129)	$(13,368)	$(119,761)

Cano Petroleum, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 29, 2011	By	/s/ John H. Homier
John H. Homier
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).